

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 28, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (949) 234-1998

Carl Palmer
Chief Executive Officer and President
Seychelle Environmental Technologies, Inc.
33012 Calle Perfecto
San Juan Capistrano, California 92675

>　　Re:　　**Seychelle Environmental Technologies, Inc.**
>　　　　　　**Amendment No. 3 to Form 10-SB**
>　　　　　　**Filed February 26, 2007**
>　　　　　　**File No. 000-29373**

Dear Mr. Palmer:

　　We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Explanatory Note

1.　Please delete reference to this filing being a "Current Report," as current reports are filed on Form 8-K and this is a Form 10-SB registration statement for the registration of a class of securities of a small business issuer under Section 12(g) of the Securities Exchange Act of 1934. In addition, please revise to clarify in your next amendment that it is Amendment No. 4 to a Form 10-SB filed September 19, 2005.

Description of Business, page 2
Business of Seychelle, page 3

2.　We note your response to comment 3 of our letter dated October 18, 2006. Please provide us with your cited source for the projection of the U.S. household water filtration market. Please also revise to quantify the size of the portable water filtration market. If this information is not reasonably known to you, please advise supplementally. Note that to the extent you include projections of future economic performance in your prospectus; the forecast must have a reasonable basis, as required by Item 10(d) of Regulation S-B.

New Products, page 4

3. We note your response to comment 4 of our letter dated October 18, 2006. Please revise to disclose when you completed development of Pump N' Pure and state that your license with Gary Hess is exclusive.

Customers and Competition, page 5

4. Please expand your disclosure to address the methods of competition within the home filtration market. See Regulation S-B, Item 101(b)(4).

Risk Factors, page 6
Competition, page 8

5. Please revise to provide the basis for your statement that "no company to date has been able to match our technology or our cost."

Reports to Security Holders, page 8

6. We note your response to comment 11 of our letter dated October 18, 2006. Please note that although the disclosure required by Item 101(c) of Regulation S-B is not required for registration statements filed under the Securities Exchange Act of 1934, where such disclosure is made, as here, it should contain all of the information specified in that item, including the listing of reports and other information filed with the Commission as specified in paragraph (c)(2) of Item 101. Please revise to disclose the reports you are obligated to file or, alternatively, delete this paragraph.

Management's Discussion and Analysis, page 9
Fiscal Year Ending February 28, 2005 Compared to the Corresponding Period in 2004, page 10

7. We have reviewed your response to comment 12. You indicate that you provided the disclosure we requested on page 10, however you have not. For the year ended February 28, 2005, you state that the increase in gross profit compared to the prior year is primarily due to decreased cost for outside assembly labor combined with change in product mix. As previously requested, please quantify the impact of each *individual* business reason you identify as contributing to the change between periods. You should also consider quantifying the portion of

changes in revenues resulting from changes in price and the portion resulting from changes in volume.

Executive Compensation, page 15

8. Please revise your executive compensation disclosure to include information for the year ended February 28, 2007. Refer to Question 8B to Part J of our 1997 Manual of Publicly Available Telephone Interpretations, available at http://www.sec.gov/interps/telephone/cftelinterps_item402.pdf. In addition, please note that your revised disclosure must comply with the amendments and new rules adopted by the Commission in its Executive Compensation and Related Person Disclosure rulemaking. Refer to Securities Act Release No. 8732A (Aug. 29, 2006) and Question 7 to our Executive Compensation and Related Person Training Q&A, both of which are available on our website, http://www.sec.gov.

Part II
Market for Common Equity and Related Stockholder Matters, page 18

9. Revise to provide the high and low bid prices for the quarters since February 28, 2006. See Regulation S-B, Item 201(a)(1)(ii).

Recent Sales of Unregistered Securities, page 20

10. We note no substantive revisions in response to comment 20 of our letter dated October 18, 2006, with respect to your analysis of the availability of the exemption provided by Section 4(2) of the Securities Act of 1933. Accordingly, we reissue prior comment 20.

11. We note your response to comment 21 of our letter dated October 18, 2006. Revise to disclose your issuances of warrants to the TAM irrevocable Trust that occurred on March 28, 2005, and July 27, 2005.

12. We note your response to comment 22 of our letter dated October 18, 2006. Item 701 of Regulation S-B requires disclosure of all securities that a small business issuer has sold within the past three years without registering the issuance under the Securities Act. The transaction referenced in comment 22 of our letter dated October 18, 2006, and comment 33 of our letter dated April 24, 2006, was reported to have occurred within the period for which disclosure pursuant to Item 701 is required and we therefore reissue prior comment 22.

Annual Financial Statements
General

13. Please amend your filing to include recent interim or annual financials statements as required by Item 310(g) of Regulation S-B.

14. We have reviewed your response to comment 23. The restatement of your financial statements to correct accounting errors requires that you:
   - Comply with paragraphs 13, 36 & 37 of APB 20 related to the correction of an error in previously issued financial statements.
   - Obtain a revised auditor's report consistent with AU 420.11 containing an explanatory paragraph.
   - Label the financial statements as restated.

   This comment also applies to each of your periodic filings that includes restated financial statements.

Note 1 – Organization and Description of Business, page 33
Significant Agreements, page 39

15. We have reviewed your response to comment 25. Please consider revising the "Asia" line item to "Asia-other" or "Asia, not including Pakistan and China."

16. Please provide us with additional information to help us understand the difference between the breakdown of revenues by country in Note 1 and Note 12 or revise your disclosures accordingly.

Note 2 – Summary of Significant Accounting Policies, page 41
Cost of Sales, page 42

17. We have reviewed your response to comment 26. As previously requested please disclose:
   - In a footnote, the line item in which the costs associated with your distribution network are included and the amounts included in that line item for each period presented; and
   - In MD&A, that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as general and administrative expenses.

   Please revise to clarify where Note 2 begins. It currently appears to begin in the middle of Note 1.

Issuance of Stock for Services, page 44

18. We have reviewed your response to comment 28. As previously requested, for financial statements for periods prior to your adoption of SFAS 123R, please provide the tabular presentation required by subsection (c) of paragraph 2(e) of SFAS 148 in your "Summary of Significant Accounting Policies."

Note 7 – Notes Payable to Related Parties, page 56

19. We have reviewed your response to comment 29. Your revisions to page 57 do not clarify whether you reduced an accrual for interest or retroactively recognized expense upon granting the restricted stock and warrant. Please provide us with the journal entry you booked to record the issuance of the restricted stock and warrant.

Note 8 – Capital Structure, page 58
Common Stock, page 58

20. We have reviewed your response to comment 31. As we indicated in our prior comment, the textual disclosure in Note 12 does not appear to agree to your statement of stockholders' equity. Your revised disclosure on page 55 indicates that you issued 2,248,334 shares of common stock for $513,000 during the year ended February 28, 2006. However, your statement of stockholders' equity continues to disclose that you issued 2,474,225 shares in exchange for $566,756 in cash. We also note that your revised disclosure on page 55 does not agree to the reconciliation provided in your response, either in dollar value or number of shares. Please revise or advise.

Warrants, page 63

21. We have reviewed your response to comment 32. Please tell us the date on which the board approved the grants, the date on which the grants were issued, the closing stock price on each of those dates, and the stock price used to value the grants.

22. We have reviewed your responses to comments 30 and 33. Please note that prior to the adoption of SFAS 123R the intrinsic value method under APB 25 was only appropriate for grants to employees. Please provide us with a breakdown of all warrant and option issuances, broken out by recipient, and indicate whether the recipient is an employee or not. Provide us with additional information to understand your conclusions regarding the appropriate classification as employees or non-employee of the officers of the company performing consulting services. Please include a discussion of the factors discussed in the response to question 1(b) of FIN 44 in supporting your conclusion regarding employee status.

23. If you conclude that any awards accounted for using the intrinsic value method were not issued to employees as defined by FIN 44, please provide us with your calculation of the fair value of any such awards at the date of grant. Please identify each assumption used in valuing these awards. Please also provide us with your materiality assessment of any resulting accounting errors, including a comparison of each quarterly income statement as reported to the corrected quarterly income statements for each affected period.

24. We have reviewed your response to comment 35. Please provide us with your calculation of the fair value of each unearned award outstanding at the time of your adoption of SFAS 123R. Please identify each assumption you used in valuing these awards.

Note 14 – Subsequent Events/Restatement of Previously Issued Financial Statements, page 75

25. It is unclear why you characterize your correction of accounting errors as having no effect on previously reported results of operations. In this regard we note that your restatement increased your loss from operations by 5%. Please revise as appropriate.

Item 12. Certain Relationships and Related Transactions, page 79

26. We have reviewed your response to comment 18. Attachment I includes a caption "Stock Compensation Reconciliation," however, it does not include a reconciliation. It remains unclear how the consulting expense related to Messrs. Parson and Place disclosed in this note agrees to the amounts reported in MD&A under the heading Consulting Fees to Related Parties. Please provide a reconciliation from the $139,937 in expense recognized related to Messrs. Parson and Place during the year ended February 28, 2006 per Item 7 to the amount of $201,293 reported in your income statement for that year.

Controls and Procedures, page 76

27. We note your response to comment 38 of our letter dated October 18, 2006. Please provide updated interim disclosure as of your most recently completed fiscal period, as requested in that comment.

Part III
Exhibits, page 78

28. We note your response to comment 37 of our letter dated October 18, 2006. Please revise your exhibit table to list Exhibit 10E as a License Agreement with Gary Hess, as that contract is titled and as you indicated such change would be

made in your response letter dated September 18, 2006. In addition, please specifically reference the filing with which the exhibit was filed.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Watkinson, Staff Accountant, at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David Wagner (*via facsimile* 303/409-7650)
        8400 East Prentice Avenue
        Penthouse Suite
        Englewood, Colorado 80111